Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Solaris Resources Inc.

We consent to the use of our report dated March 20, 2025 on the consolidated financial statements of Solaris Resources Inc. (the “Company”) which comprise the consolidated statement of financial position as of December 31, 2024, the related consolidated statement of net loss and comprehensive loss, cash flows and changes in equity for each of the years then ended, and the related notes (collectively the consolidated financial statements) which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-283247) on Form S-8 and Registration Statement (No. 333-280241) on Form F-10 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

March 26, 2026
Vancouver, Canada